UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Apollo Endosurgery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03767D 108

(CUSIP Number)

Matthew S. Crawford

PTV Healthcare Capital

3600 N. Capital of Texas Hwy, Suite B180

Austin, TX 78746

Telephone: (512) 872-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Sciences II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by PTV Sciences II, L.P. (“PTV II”), PTV IV, L.P. (“PTV IV”), PTV Special Opportunities I, L.P. (“PTV SO”), Pinto Technology Ventures GP II, L.P. (“PTV GP II”), PTV GP IV, L.P.(“PTV GP IV”), PTV GP SO I, L.P. (“PTV GP SO”), Pinto TV GP Company LLC (“PTV GP Management II”), PTV GP III Management, LLC (“PTV GP Management IV”), Matthew S. Crawford (“Crawford”) and Rick D. Anderson (“Anderson,” together with PTV II, PTV IV, PTV SO, PTV GP II, PTV GP IV, PTV GP SO, PTV GP Management II, PTV GP Management IV and Crawford, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Special Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto Technology Ventures GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP SO I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto TV GP Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,241 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,241 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,241 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Matthew S. Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 491,433 (2)
	8.	Shared Voting Power 2,811,241 (3)
	9.	Sole Dispositive Power 491,433 (2)
	10.	Shared Dispositive Power 2,811,241 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,302,674 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 363,500 shares of Common Stock held by Longchamp Interests LLC (“Longchamp”). Crawford acts as the sole managing member of Longchamp and is deemed to possess the power to vote and dispose of the shares held by Longchamp.

(3)

Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV and PTV SO.

(4)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Rick D. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 95,372
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 95,372
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Anderson ceased to exercise voting and dispositive power over the shares held by PTV II, PTV IV and PTV SO in January 2018.
(3)	This percentage is calculated based upon 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

Introductory Note:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Apollo Endosurgery, Inc. (formerly known as Lpath, Inc.), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2017, as amended on September 25, 2017 and November 15, 2017 (as amended, the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and supplemented by adding the following paragraphs to the end thereof:

“On May 26, 2020, PTV II distributed 1,341,222 shares of Common Stock in kind, without consideration, to its partners, in connection with which PTV GP II received 245,444 shares of Common Stock. Immediately upon receipt of such shares, PTV GP II distributed all 245,444 shares of Common Stock in kind, without consideration, to its partners, in connection with which Crawford received 74,218 shares of Common Stock and Anderson received 45,695 shares of Common Stock.”

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated as follows:

“The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of May 26, 2020:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
PTV II	857,964	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV IV	1,347,565	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV SO	605,712	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV GP II	0	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV GP IV	0	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV GP SO	0	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV GP Management II	0	0	2,811,241	0	2,811,241	2,811,241	13.3%
PTV GP Management IV	0	0	2,811,241	0	2,811,241	2,811,241	13.3%
Crawford (3)	491,433	491,433	2,811,241	491,433	2,811,241	3,302,674	15.6%
Anderson (4)	95,372	95,372	0	95,372	0	95,372	0.5%

(1)	Includes 857,964 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV and 605,712 shares held by PTV SO.

PTV GP Management II is the sole general partner of PTV GP II, which is the sole general partner of PTV II. PTV GP Management II and PTV GP II own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV II.

PTV GP Management IV is (i) the sole general partner of PTV GP IV, which is the sole general partner of PTV IV and (ii) the sole general partner of PTV GP SO, which is the sole general partner of PTV SO. PTV GP Management IV and PTV GP IV own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV IV. PTV GP Management IV and PTV GP SO own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV SO.

Crawford is the sole manager of PTV GP Management II and PTV GP Management IV. Accordingly, Crawford may be deemed to share power to vote and dispose of the shares held by PTV II, PTV IV and PTV SO (collectively, the “PTV Funds”).

(2)

This percentage is calculated based upon an estimated 21,128,101 shares of the Issuer’s common stock outstanding as of April 24, 2020, as reported by the Issuer in the Form 10-Q filed with the SEC on May 4, 2020.

(3)

Includes 363,500 shares of Common Stock held by Longchamp Interests LLC (“Longchamp”). Crawford acts as the sole managing member of Longchamp and is deemed to possess the power to vote and dispose of the shares held by Longchamp.

(4)

Anderson ceased to exercise voting and dispositive power over the shares held by PTV II, PTV IV and PTV SO in January 2018. By virtue of the foregoing, Anderson ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock and shall cease to participate in joint filings with the other Reporting Persons hereafter.

The information provided in Item 3 is hereby incorporated by reference.”

Item 7. Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

PTV SCIENCES II, L.P.

By:	Pinto Technology Ventures GP II, L.P.
Its:	General Partner

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV IV, L.P.

By:	PTV GP IV, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV SPECIAL OPPORTUNITIES I, L.P.

By:	PTV GP SO I, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PINTO TECHNOLOGY VENTURES GP II, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP IV, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP SO I, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PINTO TV GP COMPANY LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP III MANAGEMENT, LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

/s/ Matthew S. Crawford
MATTHEW S. CRAWFORD

/s/ Rick D. Anderson
RICK D. ANDERSON

Exhibit Index

A.	Agreement regarding filing of joint Schedule 13D.